UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Year Ended September 30,
	2017	2016	2015	2014	2013
Earnings:
Earnings before income taxes	$188,095	$163,271	$200,539	$207,929	$171,010
Interest expense	39,831	37,285	40,400	37,897	38,578
Amortization of debt discount and
expense	381	345	728	575	731
Estimated interest component of rental
expense	2,373	2,512	2,728	2,398	2,090
	$230,680	$203,413	$244,395	$248,799	$212,409

Fixed Charges:
Interest expense	$39,831	$37,285	$40,400	$37,897	$38,578
Amortization of debt discount and
expense	381	345	728	575	731
Allowance for funds used during
construction (capitalized interest)	1,608	602	407	227	286
Estimated interest component of rental
expense	2,373	2,512	2,728	2,398	2,090
	$44,193	$40,744	$44,263	$41,097	$41,685

Ratio of earnings to fixed charges	5.22	4.99	5.52	6.05	5.10